UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 27, 2025

In the Matter of

ZC GOLD Jewelry INC
1312 17th Street Suite 1421
Denver CO 80202

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-281695

       ZC GOLD Jewelry INC filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       ZC GOLD Jewelry INC has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 27, 2025.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief